InterOil Corporation Antelope-1 Well Drilling Report No. 1 October 28, 2008

Prospect:	Antelope

Type:	Appraisal well

Location:	PPL 238, Eastern Papua Basin 294,277m E; 9,210,679m N - AGD 66, Zone 55

Current Status:
Running the 18 5/8”casing, following drilling a 24” hole to 1,552 feet (473 meters).

The Antelope 1 well was spudded on October 15, 2008. A 12 1/4” pilot hole was drilled to 1,552 feet (473 meters). The hole was then opened up to 24” down to 1,552 feet (473 meters). The 18 5/8” casing is being run and cemented.

Planned Total Depth:	Approximately 8,200 feet (2500 meters)

Operator:	InterOil subsidiary, SPI (208) Limited.

Prospect Description:	This well is targeting the Puri and Mendi, and Antelope Reef limestone.

PLEASE NOTE: A FULL TECHNICAL PRESENTATION OF THE ELK/ANTELOPE STRUCTURE WILL BE POSTED ON THE INTEROIL WEBSITE ON NOVEMBER 11, 2008: www.interoil.com

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P Investor Relations
anesti@interoil.com
Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the inherent uncertainty of oil and gas exploration activities; the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services; the Company’s ability to finance the development of its LNG facility; the Company’s ability to timely construct and commission the LNG facility; political, legal and economic risks in Papua New Guinea; landowner claims; weather conditions and unforeseen operating hazards; the impact of legislation regulating emissions of greenhouse gases; and the risk factors discussed in the Company’s filings with the Securities and Exchange Commission, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F. In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk 4 well will ultimately be able to be extracted and sold commercially.